Omni National Bank

Six Concourse Parkway, Suite 2300

Atlanta, Georgia 30328

770.396.0000 telephone

770.350.1300 facsimile

www.onb.com

August 29, 2006

Mr. Paul Cline

Ms. Margaret Fitzgerald

Securities and Exchange Commission

Washington, D.C. 20549

VIA FAX 202.772.9208

Dear Paul and Margaret:

Enclosed with this fax are the legal documents that were associated with Omni’s acquisition of its Florida charter. The relevant sections of the agreements that you may want to read are:

Merger Agreement – Sections 1.8c and page 35

Purchase and Assumption Agreement – Section 1

We are also enclosing our proposed changes to footnote #2 on pages F-16 and F-17.

As we discussed, it is our goal to clarify to the reader that we acquired a banking charter in Florida. Although there were several legal maneuvers required to consummate the transaction, we only paid $825,000 plus costs for the charter. We never took possession or control of any of the assets or liabilities of the target bank. We hope that the note, as amended, is less confusing to the reader. We appreciate your thoughts.

Very truly yours,

Omni National Bank

/s/ Irwin M. Berman

President

IMB/jag

Supplemental Transaction Overview and Excerpts from Documents Relating to Florida

Charter Acquisition

Overview

Omni purchased a Florida bank charter from Colonial Bank in order to do full service banking in the state of Florida.

Because of Florida law, the transaction had to be structured in the following format:

•	Colonial Bank liquidated all but a very small portion of its 100% owned subsidiary, Premier Community Bank, into Colonial Bank. This interim bank was then referred to as New Premier.
•	Omni entered into an agreement to buy 100% of the stock of New Premier from Colonial.
•	Simultaneously, Omni entered into a branch purchase and deposit assumption agreement with Colonial so that Colonial purchased all the assets and assumed all the liabilities of New Premier.
•	At closing, Omni paid Colonial $825,000 (including the $25,000 previously deposited with them) and immediately merged the New Premier charter into Omni.

The only cash that changed hands is $825,000. Although there are several steps involved, the substance of the transaction is that Omni acquired the charter for $825,000.

Colonial Bank had 4 banking charters it wished to sell.

MERGER AGREEMENT

AMONG

OMNI NATIONAL BANK

AND

PREMIER COMMUNITY BANK

AND

COLONIAL BANK, N.A.

Section 1.3 Further Assurances.

From and after the Effective Time of the Merger, as and when requested by the Surviving Bank, the officers and directors of Premier last in office shall be authorized to execute and deliver or cause to be executed and delivered in the name and on behalf of Premier such deeds, certificates and other instruments and take or cause to be taken such further or other actions as shall be necessary in order to vest or perfect in or confirm of record or otherwise to the Surviving Bank title to and possession of all of the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Premier, provided that the execution and performance of such deeds, certificates, instruments and acts shall be subject to the indemnification obligation of Colonial pursuant to Section 5.1(i) below. Premier and BANK will deliver to Colonial mutually agreed upon limited powers of attorney authorizing Colonial to perform such acts and execute and deliver such documents as may be necessary or helpful in transferring such property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Premier (excluding the assets set forth on the New Premier Balance Sheet) to Colonial or to pay such taxes and fees that Colonial has agreed to pay on behalf of Premier pursuant to this Agreement after the Closing.

Section 1.4 Directors.

From and after the Effective Time of the Merger, the Directors of the Surviving Bank shall consist of the individuals serving as Directors of Omni as of the Effective Time of the Merger.

Section 1.5 Name of Surviving Bank.

The name of the Surviving Bank shall be “Omni National Bank.”

Section 1.6 Colonial Transaction.

(a) Omni acknowledges that prior to the Effective Time of the Merger:

(i) The Colonial BancGroup, Inc., a Delaware corporation and the corporate parent of Colonial (“BancGroup”) will merge with the corporate parent of Premier (the “B-B Merger”);

(ii) BancGroup will make a capital contribution of all of the capital stock of Premier to Colonial, its wholly-owned subsidiary bank, and

(iii) Premier will declare and pay to Colonial a dividend of all of the assets of Premier, except those assets that will be set forth on the balance sheet of Premier that will be attached to this Agreement at or prior to the Closing as Schedule 1.6(a)(i) upon the mutual agreement of Colonial and Omni (the “New Premier Balance Sheet”) and will assign to Colonial, and Colonial will assume, all liabilities of Premier other than those set forth on the New Premier Balance Sheet. Schedule 1.6(a)(ii) hereto sets forth a pro forma balance sheet of New Premier that the Parties agree is merely an approximation of the New Premier Balance Sheet, although the Parties acknowledge that they do not anticipate that the New Premier Balance Sheet will be materially different. The assets dividended to Colonial, shall include, without limitation, all of Premier’s rights to the names “Premier Community Bank, Premier Community Bank of Florida, Premier Community Bank of South Florida and Premier Community Bank of Southwest Florida,” Premier’s ABA routing numbers and Premier’s federal wire numbers.

(iv) Except as provided in Section 1.8(b)(v) of this Agreement and for any applicable sales and use taxes pursuant to Section 4.1 (b) of this Agreement, Colonial will assume all of the liabilities of Premier (whether absolute or contingent, whether liquidated or unliquidated, and whether due or to become due), except those set forth on the New Premier Balance Sheet.

The transactions described in (i)—(iv) above will hereinafter collectively be referred to as the “Colonial Transaction.” Premier, as structured following the Colonial Transaction (hereinafter referred to as “New Premier”) will be the entity merging with Omni. Colonial represents and warrants that the New Premier Balance Sheet will reflect the financial condition of New Premier as of the Effective Time of the Merger.

(b) Omni and Premier acknowledge and agree that the only assets and liabilities that shall remain in New Premier after the Colonial Transaction are those that will be set forth in the New Premier Balance Sheet, such assets and liabilities contained therein being referred to as “Included Assets” and “Retained Liabilities” and, in the event that assets or liabilities other than the Included Assets or Retained Liabilities inadvertently remain in the possession or title of New Premier at the Effective Time of the Merger, Omni and Colonial each agree to execute and deliver to the other any and all such further instruments of conveyance, assignment and transfer and take such other actions as the other may reasonably request to deliver title and possession to Colonial of such assets, and for Colonial to assume such liabilities, as were inadvertently retained by New Premier. At the Closing, Omni and Premier will execute and deliver to Colonial a Special Power of Attorney granting Colonial the authority to make such conveyances, assignments and transfers as contemplated by this paragraph.

(c) Omni and Premier acknowledge and agree that BancGroup is concurrently entering into similar arrangements with two other financial institutions involving the sale of Florida state-chartered subsidiary banks currently owned by Premier’s corporate parent (the “Other Charter Sales”). Omni further acknowledges that the timing of the consummation of the Colonial Transaction may be impacted by the Other Charter Sales.

Section 1.7 Main Office.

At the Effective time of the Merger, the principal office of New Premier shall be located at an address to be designated prior to the Closing.

Section 1.8 Purchase Price.

(a) Omni has previously delivered to Colonial the amount of $25,000 (the “Initial Consideration”) pursuant to the terms of that certain Letter of Intent dated January 28, 2004 between BancGroup and Omni. The Initial Consideration is nonrefundable, except in the circumstances that the Closing does not occur because (i) all third-party consents are not obtained, (ii) BancGroup’s independent auditors refuse to provide BancGroup the Tax Opinion (as hereinafter defined), (iii) the transactions contemplated herein would interfere in completing the B-B Merger prior to June 30, 2004 or (iv) BancGroup decides that circumstances have arisen that materially and adversely impact the economic benefits of completing the transactions contemplated herein, in which case, BancGroup will refund $10,000 to Omni. If the Merger is completed, the Initial Consideration will be applied as part of the Aggregate Outstanding Shares Purchase Price as determined pursuant to subsection “(b)” of this Section 1.8.

(b) At the Effective Tune of the Merger, by virtue of the Merger and without any further action on the part of the holders thereof:

(i) each issued and outstanding share of common stock of New Premier, par value $2.00 (“Common Stock”), shall be cancelled and converted into the right to receive a cash payment (the “Per Share Payment”) equal to the quotient of (i) the Aggregate Outstanding Shares Purchase Price (as hereinafter defined), divided by (ii) the sum of the total number of issued and outstanding shares of Common Stock;

(ii) for purposes of this Agreement, the Aggregate Outstanding Shares Purchase Price shall be that amount of cash equal to the sum of (A) Book Value of New Premier (as hereinafter defined) plus (B) Eight Hundred Twenty-rive Thousand Dollars ($825,000); and

(iii) for purposes hereof Book value shall be determined as follows: Book Value shall be equal to Stockholders’ Equity as set forth on the New Premier Balance Sheet, as of the Closing Date, and as certified by PricewaterhouseCoopers LLP.

(c) At the Closing, Omni shall deliver to Colonial the Aggregate Outstanding Shares Purchase Price in immediately available funds. Net of the payments owed pursuant to the Branch Purchase and Deposit Assumption Agreement between Omni and Colonial of even date, the parties acknowledge that the actual funds to be transferred will be the net sum of Eight Hundred Thousand Dollars ($800,000).

(d) Omni shall pay to Colonial, in immediately available funds, the lesser of (x) $25,000 or (y) one third of the total documentary stamp tax fees over $10,000 paid by Colonial or Premier pursuant to this Agreement and the Other Charter Sales. Omni shall make such payment within three business days of Colonial providing to Omni documentation reasonably satisfactory to Omni evidencing such fees and expenses.

SCHEDULE 1.6(a)(ii)

PRO FORMA NEW PREMIER BALANCE SHEET

CONDENSED CONSOLIDATED STATEMENT OF CONDITION

	[ ]	BRANCH
ASSETS:
Cash and Due From Banks		5,010,662
Loans, Net of Unearned Income		—
Less: Allowance for Possible Loan Losses		—

Loans, Net		—
Premises & Equipment, Net		—
Excess of Cost over Tangible and Identified Intangible Assets Acquired, Net		—
Mortgage Servicing Rights		—
Other Real Estate Owned		—
Accrued Interest and Other Assets		—

TOTAL ASSETS		5,010,662

LIABILITIES:
Deposits		1,010,662
Other Short Term Borrowing		—
Long-Term Debt		—
Other Liabilities		—

TOTAL LIABILITIES		1,010,662
SHAREHOLDER’S EQUITY:
Total Capital		4,000,000

TOTAL SHAREHOLDER’S EQUITY		4,000,000

TOTAL LIABILITIES & SHAREHOLDER’S EQUITY		5,010,66

35

Exhibit C

BRANCH PURCHASE

AND

DEPOSIT ASSUMPTION AGREEMENT

BY AND BETWEEN

COLONIAL BANK, N.A.

AND

OMNI NATIONAL BANK

1.	Assumption of Deposit Accounts.

(a) On the date of the Closing, as described in Section 3 hereof (the “Closing Date”) and subject to the terms and conditions set forth herein, Colonial shall assume, by documents in form and substance reasonably satisfactory to Omni, the liability of Omni for the payment of principal and accrued but previously unpaid interest on all deposit accounts, including any accounts accessible by check or negotiated orders of withdrawal (“NOW Accounts”), which are on deposit at the Subject Office as of the Closing Date. The deposit accounts to be assumed by Colonial shall hereinafter be referred to as the “Deposit Accounts”. The parties have agreed to a Schedule of the Deposit Accounts as of the date of this Agreement (Schedule A) which Schedule A shall be updated on the Closing Date.

(b) As of the Closing Date, Omni shall assign and transfer to Colonial all assets, including cash (“Branch Assets”) attributable to the Subject Office as set forth on Schedule B, which Schedule shall be updated on the Closing Date.

(c) The parties hereto acknowledge that Schedules A and B will be prepared by Colonial and Colonial will accept such Schedules as true and correct.

(d) Omni shall cooperate with Colonial and use its best efforts to assist in the transfer to Colonial of the Deposit Accounts, and the Branch Assets, and shall take all actions necessary to accomplish such transfer, including but not limited to the provision of any required notices to customers in respect of the Deposit Accounts and the execution of a limited power of attorney granting Colonial the authority to perform such acts and execute such documents as may be necessary or desirable to accomplish such transfer.

2.	Non-Scheduled Assets.

At the time of the Closing (as defined in Section 3), there will be no loans, contracts, fixed assets, other assets, known liabilities or property rights attributable to the Subject Office except as set forth on Schedules A and B.

3.	Closing.

(a) The closing of the transactions provided for herein (the “Closing”) shall take place by the most practicable combination of telephone conferences, fax deliveries, wire transfers and overnight mail deliveries initiated at the close of banking business on an agreed upon day during the month in which all conditions specified in Section 7 hereof have been satisfied or waived (the “Closing Date”).

(b) Omni shall pay in cash to Colonial the net book value, including principal and accrued but previously unpaid interest, of the Other Assets less the Deposit Accounts (the “Settlement Amount”). The Parties agree that all amounts owed and payable under this Agreement and the Merger Agreement will be paid simultaneously and on a net amount basis.

4. Representations and Warranties of Omni. In order to induce Colonial to enter into this Agreement, Omni hereby represents, warrants and agrees as follows:

FORM OF SCHEDULE A

DEPOSIT ACCOUNTS

Account Number	Name	Balance	Maturity Date	Rate
		$287,736.95	Feb. 25, 2005	5.5%
		$181,819.40	Aug. 8, 2005	4.00%
		$341,105.67	Feb. 23, 2005	4.50%
		$200,000.00	Nov. 2, 2005	6.00%

Total		$1,010,612.02

SCHEDULE B

BRANCH ASSETS

None other than approximately $5,000,000 in Loans

Proposed revisions to Note 2, pages F-16 and -17

During the first quarter of 2004, the Company acquired a Florida banking charter, which enabled the Bank to solicit and accept FDIC-insured deposits, distribute advances and accept repayments on loans, establish additional branches and otherwise offer a full range of banking services within the state of Florida. The Company currently operates a full-service banking office in Tampa, Florida by virtue of the acquisition of this charter. The charter was required because Florida had opted out of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, which would have otherwise enabled the Bank to branch directly into Florida. To obtain the full rights and privileges associated with the charter, the prior approval of the Florida Department of Financial Regulation, the Office of the Comptroller of the Currency and the Federal Reserve Bank of Atlanta was required and obtained. No further regulatory approvals are required.

The purchase price for the charter was $825,000 in cash, plus acquisition related costs, which resulted in an intangible asset of $849,734. The Company determined the purchase price by reference to the prices paid by three unaffiliated banks for three other charters sold simultaneously by the same bank holding company. The life of the bank charter is not limited by legal, regulatory or other factors and is therefore limited by legal, regulatory or other factors and is therefore deemed to have an indefinite life and, as such, is not subject to amortization. As an asset acquisition, the intangible asset is amortizable for tax purposes over a 15 year life resulting in a tax benefit of approximately $22,000 per year. As of December 31, 2005, the recorded basis in the asset was $849,734 and there was no impairment of the asset noted. Impairment testing was conducted by comparing the carrying value of the charter to the fair value of charters recently sold in Florida.